Filed Pursuant To Rule 433

Registration No. 333-209926

December 23, 2016

Stuff Your Stockings With these Four SPDR ETFs

By Gregg Greenberg

December 21, 2016

https://www.thestreet.com/video/13934170/stuff-your-stockings-with-these-four-spdr-etfs.html

GREG GREENBERG: Dave Mazza, let’s talk about your favorite SPDR ETF’s for 2017, and we’ll start off with the TOTL. Now this is SPDR doubleline total return tactical ETF. It tracks Jeff Gundlach, the bond king. Gotta go with the king, is that the reason why?

DAVE MAZZA: That’s a big part of the thesis, is that in an environment of uncertainty in regards to where interest rates are going to go, where credit spreads may go, having Jeffrey Gundlach and his team actively manage the portfolio can be very helpful. And what we’ve seen is really, as interest rates have begun to rise, TOTL has outperformed its broad-based benchmark.

GREG GREENBERG: Next up is the SRLN. Now this SPDR Blackstone GSO senior loan ETF. SO I guess if you have rising rates, you need senior loans to keep up with them.

DAVE MAZZA: Yeah, a big part of thinking about fixed income is going to be floating over fixed. Actually, floating over bonds, or senior loans in this case, actually can see income go up, as rates move up. In the case of traditional fixed rate bonds, even high yield bonds, which offer attractive income that may not be the case, as interest rates begin to move.

GREG GREENBERG: Next up, the SPDR S&P Dividend ETF. This is the SDY and it’s really outperformed the SPY. So tell me why and whether or not you think it can do it again in 2017?

DAVE MAZZA: What’s unique about SDY is that it actually includes companies that are dividend growers. So a lot of people think about dividends just companies with the highest dividend yield. That’s not the case with SDY. It’s actually looking for companies that have grown their dividends for over 20 years. So these are companies with high cash flow generation, high quality balance sheets. And that was rewarded in 2016, and actually going forward, we expect that to continue to be the case.

GREG GREENBERG: And then finally, the SPDR Gold Shares. This is GLD. Had a great year until summer in 2016, and then it really came down. So talk abbot whether—why you think it can get its momentum back in 2017.

DAVE MAZZA: Well, looking ahead to 2017, I think we’ve seen really strong performance at the end of 2016, but looking ahead, who knows what’s going to happen in the market? Who knows what geopolitical uncertainty we’re going to see, and what may actually happen to volatility, because it’s been very, very low. And you need something in a portfolio to potentially provide some insurance when times are tough. And who know what’s going to happen. So I think GLD can be a great diversifier for a portfoloist.

GREG GREENBERG: All right, thanks a lot, Dave Mazza. I’ll see you in the new year.

DAVE MAZZA: Thanks for having.

GREG GREENBERG: And thank you for watching The Street.

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